Execution Version

MSPEA GAS HOLDINGS LIMITED

190 Elgin Avenue
George Town, Grand Cayman, KY1-9005, Cayman Islands

December 8, 2013

Mr. Yuchuan Liu

c/o Sino Gas International Holdings, Inc.

c/o Beijing Zhong Ran Weiye Gas Co., Ltd

No. 18 Zhong Guan Cun Dong Street

Haidian District

Beijing, P.R. China

RE: Consortium Agreement

Dear Mr. Liu:

MSPEA Gas Holdings Limited ("MSPEA"), a vehicle controlled by Morgan Stanley Private Equity Asia IV, L.P., is interested in pursuing with you a possible acquisition (the "Transaction") of all outstanding shares of capital stock in Sino Gas International Holdings, Inc. (the "Company") through a special purpose vehicle ("Bidco") to be owned by MSPEA, you and your affiliates and nominees (together with you, the "Shareholder"). As a condition to the delivery of a preliminary non-binding proposal letter to the Company (the "Proposal Letter", the form of which is set forth in Exhibit A hereto) and to further our discussions relating to the Transaction, the Shareholder and MSPEA agree to the following:

1.          Certain Definitions.

"Competing Transaction" shall mean (i) any direct or indirect acquisition by any person or entity of 10% or more of the securities of the Company or any of its material subsidiaries or all or substantially all of its assets, and (ii) a recapitalization, restructuring, merger, consolidation or other business combination involving the Company or any of its material subsidiaries, in either case other than the Transaction.

"Representatives" shall mean, with respect to a person, such person's employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors), and any representatives of the foregoing. The Representatives shall include the Advisors as defined in Section 3(c).

"Shareholder's Shares" shall mean all capital stock in the Company owned by the Shareholder as of the date hereof either directly or indirectly.

2.           Commitment to the Consortium.

(a)          Within the term of this letter agreement and subject to Section 2(b), the Shareholder and MSPEA agree to deal exclusively with each other with respect to the Transaction or other related matters, and neither the Shareholder nor MSPEA will (and the Shareholder and MSPEA will cause Bidco and its and their Representatives not to), without the written consent of the other: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions, negotiations or related activities with any third party with respect to a Competing Transaction, (ii) provide any information to any third party with a view to the third party or any other third party pursuing or considering to pursue a Competing Transaction, (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, do anything which is directly inconsistent with, or omit to do anything, which omission is directly inconsistent with, the Transaction as contemplated under this letter agreement or (iv) acquire any securities of the Company; provided that nothing in this letter agreement shall restrict or prevent you from conducting such activities in your capacity as Chief Executive Officer, Chairman or a member of the Board of Directors of the Company insofar as you take action in that connection other than in your capacity as a holder of securities of the Company.

(b)          The Shareholder agrees that, within the term of this letter agreement, it will not, and will not permit any of its Representatives to, directly or indirectly: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shareholder's Shares ("Transfer"), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of the Shareholder's Shares, or any right, title or interest thereto or therein, (ii) deposit any Shareholder's Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder's Shares, (iii) take any action that would have the effect of preventing, disabling or delaying the Shareholder from performing its obligations under this letter agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 2(b). Notwithstanding the foregoing, you may make a Transfer to your spouse, siblings, parents, lineal descendants or antecedents or the estates of or trusts for the benefit of you or your spouse, siblings, parents or lineal descendants or antecedents; provided, that, in all cases, any such Transfer shall not relieve you of your obligation hereunder, and the transferee or other recipient executes a counterpart copy of this letter agreement and becomes bound thereby as was you.

(c)          Subject to Section 2(a), the Shareholder will, and will cause its Representatives to, immediately cease and terminate any existing activities, discussions and negotiations in connection with any Competing Transaction other than with MSPEA or its affiliates. During the term of this letter agreement, the Shareholder shall promptly provide MSPEA notice of any unsolicited offer or proposal received in relation to any Competing Transaction, including the terms of any such offer or proposal, and any written communications with respect thereto, which it may receive in its capacity as a holder of securities in the Company.

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3.          Process.

(a)          Upon signing of this letter agreement, MSPEA and you will promptly deliver the Proposal Letter to the Special Committee of Independent Directors of the Board of Directors of the Company. You shall prepare and file a Schedule 13D amendment with the U.S. Securities and Exchange Commission to disclose the execution of this letter agreement and the delivery of the Proposal Letter.

(b)          Within the term of this letter agreement and as permitted by the Board of Directors of the Company, MSPEA and the Shareholder shall as promptly as reasonably practicable conduct a joint assessment of the Company, and shall in good faith and with mutual cooperation use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company's approval, to enter into the definitive agreements in respect of the Transaction (the "Definitive Agreements"). This letter agreement does not constitute any binding commitment with respect to a Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation. The Shareholder shall cooperate with MSPEA in performing due diligence, securing debt (as applicable) and equity financing, and structuring and negotiating the Transaction, including establishing appropriate vehicles for the purpose of the Transaction; provided, however, that in no event will either party hereto be obligated without such party's consent to enter into or otherwise be a party to any Definitive Agreements.

(c)          Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) is acting as legal advisor to the buyer consortium (the "Consortium") established hereunder by MSPEA and the Shareholder in connection with the Transaction. Any other advisors, including any financial advisor (if applicable) (collectively with Skadden, the "Advisors") shall be selected by MSPEA.

4.          Confidentiality. Each of MSPEA and the Shareholder shall, and shall direct its Representatives to, keep this letter agreement and the Transaction confidential and shall not make any public statement or announcement concerning or disclose to any third party the fact that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto, including the status thereof, other than as mutually agreed in writing by MSPEA and the Shareholder or as required by applicable laws, rules or regulations. Each of MSPEA and the Shareholder will coordinate in good faith all press releases and other public relation matters relating to the Transaction. Notwithstanding the forgoing, MSPEA may disclose this letter agreement or the status of negotiations between the parties with respect to the Transaction to any investors in any of its affiliates and to its funding sources who need to receive and consider such information for the purpose of financing the Transaction.

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5.          Certain Fees and Expenses.

(a)          If the Transaction is not eventually consummated, and there has been no breach by either MSPEA or the Shareholder of this letter agreement, the parties agree: (i) to share, ratably based on such party's planned equity participation in the Transaction, fees and out-of-pocket expenses payable by them in connection with the Transaction incurred prior to the termination of this letter agreement, (A) excluding any fees and expenses incurred before the Renewed Proposal, and (B) including fees and expenses incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether incurred prior to the termination of this letter agreement or not); and (ii) that MSPEA shall pay all fees and out-of-pocket expenses incurred in connection with the due diligence process.

(b)          Upon consummation of the Transaction, Bidco shall reimburse each party hereto for all fees and out-of-pocket expenses incurred by them in connection with the Transaction.

(c)          Each of the Shareholder and MSPEA shall share, ratably based on such party's planned equity participation in the Transaction, any termination, topping, break-up or other fees or amounts (including amounts paid in settlement of any dispute or litigation relating to the Transaction) payable by the Company or Bidco (or one or more of its affiliates or designees), net of the expenses required to be borne by them pursuant to Section 5(a).

6.          Remedies. It is understood and agreed that monetary damages may not be a sufficient remedy for a breach of this letter agreement by any party hereto and that each party hereto shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by the other party. Such remedies shall not be deemed to be the exclusive remedies for a breach by a party of this letter agreement but shall be in addition to all other remedies available at law or equity to the other party hereto. Each of the parties hereto further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this letter agreement is or would be compensable by an award of monetary damages, and each party hereto agrees to waive any requirements for the securing or posting of any bond in connection with such remedy.

7.          Governing Law; Arbitration. This letter agreement and all matters arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of Hong Kong, without reference to conflict of laws principles. Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the "Rules") in force when the notice of arbitration is submitted in accordance with these Rules. There shall be three arbitrators, one to be appointed by the claimant, one to be appointed by the respondent and the third to be appointed by the secretary general of the Hong Kong International Arbitration Centre. The arbitration proceedings shall be conducted in English.

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8.          No Modification. No provision in this letter agreement can be waived, modified or amended except by written consent of the parties, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

9.          No Waiver of Rights. It is understood and agreed that no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

10.         Counterparts; Entire Agreement. This letter agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument. This letter agreement sets forth the entire agreement and understanding among the parties and supersedes all prior agreements, discussions and documents relating thereto. No party hereto will be entitled to punitive, exemplary, special, unforeseen, incidental, indirect or other consequential damages.

11.         Severability. If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

12.         Successors. This letter agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns. Neither party may assign or transfer, directly or indirectly, its rights or obligations under this letter agreement without the prior written consent of the other except as provided herein. No assignment will relieve the assignor of its obligations hereunder.

13.         No Third Party Beneficiaries. Unless otherwise specifically provided herein, the parties hereto each agree and acknowledge that nothing herein expressed or implied is intended to confer upon or give any rights or remedies to persons who are not party to this letter agreement under or by reason of this letter agreement.

14.         Term. This letter agreement shall terminate upon the earlier of (i) the mutual written agreement by the parties, and (ii) the date six months after the date hereof; provided that Sections 4 through 13 shall survive any termination of this letter agreement.

[Signature Page to Follow]

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Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among you and MSPEA.

Very truly yours,

MSPEA GAS HOLDINGS LIMITED

By:	/s/ Kingsley Chan
Name: Kingsley Chan
Title: Director

CONFIRMED AND AGREED
as of the date written above:

By:	/s/ Yuchuan Liu
Yuchuan Liu

[Signature Page to Consortium Agreement]

Exhibit A

Proposal Letter

See Exhibit 7.04